Exhibit 99.1

INVESTOR INFORMATION

23 November 2011

Information to investors in relation to the Norwegian Government taking over the export financing scheme from Eksportfinans

On Friday, November 18, 2011, the Norwegian Government announced that it will establish a Government owned export financing scheme. Below please find information to investors and analysts regarding the situation for Eksportfinans going forward.

Eksportfinans will not provide new lending in its own name going forward with the exception of loans that were committed as of November 18, 2011. Eksportfinans will retain its existing portfolio of loans, which will be managed by Eksportfinans until their respective contractual maturities.

Eksportfinans will administer on behalf of the Norwegian government the making of new government subsidized export loans in a transitional period until July 1, 2012. Such loans will not be funded by Eksportfinans nor will they be assets of Eksportfinans.

The Company believes that it is well capitalized and had a core capital ratio of 12.8 percent as of September 30, 2011. The Company currently believes that its core capital ratio will remain at this level or higher throughout the currently contemplated winding down of its loan portfolio.

Eksportfinans believes that it has a good liquidity situation, and it has every intention to honor all of its obligations as they come due. The Company does not expect the need to sell loans.

Eksportfinans intends to maintain its funding programs, but the Company currently does not intend to actively seek new funding transactions going forward. Eksportfinans currently has no need to obtain funding in order to honor its existing commitments, but new funding enquiries will be considered on a case by case basis.

The Company believes that the cessation of the Government supported export financing agreement between Eksportfinans and the Norwegian Government does not constitute an event of default under any of its debt instruments/agreements.

Eksportfinans currently has 5 loans that will be over the limit for large exposures to one single client at the end of its exemption period ending December 31, 2012. The Company is in the process of addressing this issue.

Assets and liabilities

The Company’s balance sheet as of September 30, 2011 is summarized below, alongside estimated payments and receipts in the period 2012-2014 on its principal assets and liabilities, based on the assumption that assets and liabilities will be paid according to current contractual maturities (or expected maturities for structured notes):

BALANCE AS PER 30.09.2011 (NOK billion)

ASSETS

Cash Equivalents 11

Loans 126

Securities - Liquidity reserve 37 1)

Securities - PHA portfolio 26

Other Assets 26

Total Assets 226

DEBT

Commercial Paper Debt 8

Bond Debt 205

Subordinated debt 1

Other Debt 7

Total Liabilities 221

Equity 5

Total Liabilities and Equity 226

1) The PHA portfolio is guaranteed by the owners

CONTRACTUAL/ESTIMATED PAYMENTS (NOK billion)

ASSETS 2012 2013 2014

Loans 24 22 16 Securities 18 13 -3 DEBT 2012 2013 2014 Commercial Paper Debt 10 - -1) Bond Debt 32 36 13 1)

For the structured notes included in the bond debt figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionality, the expected maturity is estimated using a sophisticated valuation system.

Liquidity portfolio

Eksportfinans has a liquidity reserve portfolio with investments in senior debt issued by highly rated financial institutions, government related entities and covered bonds with limited market volatility, duration and credit risk. The nominal amount of this portfolio at September 30, 2011 was NOK 36.9 billion with an average rating of AA and an average maturity of 6 months.

Eksportfinans currently has undrawn repo lines with its largest owner banks of USD 2 billion.

Reference is also made to a joint press release by Eksportfinans’ four major owners, issued on November 22, 2011. (http://www.eksportfinans.no/News/Nyhetsartikler/Owner_statement_Ba1.aspx)

Contact persons:

President and CEO Gisele Marchand, phone: +47 22 01 23 70, e-mail: gma@eksportfinans.no Director of Capital Markets Oliver Siem, phone +47 93 73 18 20 e-mail: ols@eksportfinans.no Director of Staff Elise Lindbæk, mobile: +47 90 51 82 50, e-mail: el@eksportfinans.no

For more information on Eksportfinans, see www.eksportfinans.no

Forward-looking statements

The statements contained herein constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, the forward-looking statements included herein should not be regarded as a representation that the plans and objectives discussed herein will be achieved. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.